Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund July 2018 Update
August 23, 2018

Supplement dated August 23, 2018 to Prospectus dated July 13, 2018
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.20%	-5.87%	$5.95M	$988.752
B	0.14%	-6.23%	$58.91M	$803.972
Legacy 1	0.39%	-4.58%	$1.06M	$803.455
Legacy 2	0.37%	-4.72%	$0.38M	$783.555
Global 1	0.44%	-3.92%	$22.66M	$802.695
Global 2	0.42%	-4.07%	$0.93M	$784.789
Global 3	0.27%	-5.06%	$0.98M	$666.972
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Canadian dollar strengthened as officials signaled progress in talks to update the NAFTA trade pact and data showed the pace of growth in the manufacturing industry was strong.  The Japanese yen weakened as the Bank of Japan continued its long-running dovish monetary policy.  The British pound weakened on continuing concerns over Brexit and on uncertainty about Britain’s economic outlook.

Energy:  Crude oil prices moved lower as OPEC output rose to its highest level of the year.  Natural gas and heating oil prices declined on higher production and forecasts for milder-than-expected weather.

Equities: U.S. and European equity markets were up on positive U.S. earnings reports, positive jobs data and evidence of steady economic growth.  The Hang Seng Index declined on uncertainty over trade concerns.

Fixed Income:  Global fixed income markets moved slightly lower as the Federal Reserve continued to favor higher interest rates and the Bank of England left interest rates unchanged.  Japanese government bonds declined as the Bank of Japan stated their quantitative easing program would continue.

Grains/Foods:  Corn and soybean markets moved higher on positive export data.  Wheat markets also moved higher as global inventories fell.  Cotton prices rose on increased demand and forecasts for lower crop yields.  Sugar markets continued to move lower as supplies exceeded demand.

Metals:  Precious metals prices declined after the U.S. reported strong GDP growth and in anticipation of additional interest rate hikes.  Base metal prices continued to decline on weak demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$641,075	-$1,512,118
Change In Unrealized Income (Loss)	-42,296	-126,564
Brokerage Commission	-29,680	-263,139
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-81,418	-597,790
Change in Accrued Commission	-462	6,312
Net Trading Income (Loss)	487,219	-2,493,299

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$57,904	$415,356
Interest, Other	15,940	128,201
Income from Securities	39,278	-1,007,263
Dividend Income	0	0
Total Income (Loss)	600,341	-2,957,005

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	4,621
Operating Expenses	19,342	148,933
Organization and Offering Expenses	22,179	171,154
Brokerage Expenses	349,172	2,684,029
Dividend Expenses	0	0
Total Expenses	390,693	3,008,737

Net Income (Loss)	$209,648	-$5,965,742

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$92,199,223	$113,483,622
Additions	0	166
Net Income (Loss)	209,648	-5,965,742
Redemptions	-1,542,321	-16,651,496
Balance at July 31, 2018	$90,866,550	$90,866,550

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$988.752	6,022.64829	$5,954,904	0.20%	-5.87%
B	$803.972	73,272.84767	$58,909,325	0.14%	-6.23%
Legacy 1	$803.455	1,317.53489	$1,058,580	0.39%	-4.58%
Legacy 2	$783.555	482.22166	$377,847	0.37%	-4.72%
Global 1	$802.695	28,233.61854	$22,662,976	0.44%	-3.92%
Global 2	$784.789	1,179.17853	$925,407	0.42%	-4.07%
Global 3	$666.972	1,465.59812	$977,512	0.27%	-5.06%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership